VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Income

	Year Ended December 31, 2015
($ in thousands)	
Operating Revenues	
Distribution and service fees	$ 67,107
Related party marketing fees	75,404
Other income and fees	1,553
Total operating revenues	144,064
Operating Expenses	
Employment expenses	26,992
Distribution expenses	82,529
Other operating expenses	9,057
Depreciation and amortization	91
Total operating expenses	118,669
Operating Income	25,395
Other Income	
Realized and unrealized gains on trading securities, net	(19)
Other income, net	22
Total other income	3
Income before income taxes	25,398
Provision for income taxes	9,832
Net Income	$ 15,566

The accompanying notes are an integral part of these financial statements.